FLAMERET, INC.

3200 Sunrise Highway Suite 51

Wantagh, NY 11793

Tel.: (516) 816-2563

November 16, 2009

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:	Flameret, Inc.
Registration Statement on Form S-1
File Number:  333-162022
Filed September 21, 2009

To Whom It May Concern:

In response to your letter dated October 16, 2009, Flameret, Inc. wishes to address the following comments.

General

1.
We note the number of shares in this offering compared to the number outstanding and that Christopher Glover, your Chief Executive Officer, sole shareholder and sole director, proposes to sell these shares at market prices if and when such shares are quoted on the OTC Bulletin Board, We also note the statement that you are paying the expenses of the offering  because you "seek to: (i) become a reporting company with the Commission under the Securities Exchange Act and (ii) enable our common stock to be traded on the OTC Bulletin Board." Please advise us why you believe Mr., Glover is not an underwriter seeking to sell his shares in an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. We may have further comment.

The Company has not checked the box on the front page of the registration statement indicating that the offering is being considered for Rule 415 as the Company does not believe market conditions make it necessary nor does it wish to execute a shelf registration and offer its securities on a future continuous or delayed basis. The Company does not intend for this to be a Rule 415 offering and as such we believe it is not appropriate to add items 512(a) and 512(h) in our undertakings in Part II of our registration statement. The company selling security holder has set an offering price these securities of $0.001 per share, no minimum purchase of shares, and an offering period of 25 days from the date of this prospectus.

2.	In this regard, we note that your cover page does not indicate the use of Rule 415. Please revise or advise.

The Company has not checked the box on the front page of the registration statement indicating that the offering is being considered for Rule 415 as the Company does not believe market conditions make it necessary nor does it wish to execute a shelf registration and offer its securities on a future continuous or delayed basis. The Company does not intend for this to be a Rule 415 offering and as such we believe it is not appropriate to add items 512(a) and 512(h) in our undertakings in Part II of our registration statement. The company selling security holder has set an offering price these securities of $0.001 per share, no minimum purchase of shares, and an offering period of 25 days from the date of this prospectus.

3.
We note the statement on page six and elsewhere that you are a development stage company with a limited history of operations and no revenues. However, the prospectus discusses a variety of products, "product lines" and technologies in the present tense suggesting that you currently conduct or outsource manufacturing and sales of commercially available products. It is unclear what stage of development these products are in and what additional development, including, for example, product testing and certification are required. It is also unclear if you have prototypes, manufacturing facilities, agreements with others for manufacturing, and so forth. Please revise throughout to clarify the status of your operations and products, including the status of operating our outsourcing manufacturing facilities, distribution and sales. Please revise accordingly. We may have further comment.

We have noted this comment and have revised the disclosure throughout.

4.
We note your statement on page seven and elsewhere that your present technology is the "result of United American Inc," Please revise to clarify the meaning of this statement, the nature of United American's business, and any relationship it has with you. In this regard, it appears that any contractual or other relationship with United American is material to your business. Please revise to disclose the material terms of any relationships you have with the company, and file any agreements as exhibits. In this regard, it is unclear if or under what conditions an arrangement with United American Inc. permits you to resell products to manufacturers or others in the U.S., worldwide, on an exclusive basis, and so forth. Please revise accordingly.

We have noted this comment and have revised the disclosure throughout to indicate that Flameret, Inc. is only marketing and selling one product at this time and that it is a result of an agreement with United American, Inc. We have included the contract with United American, Inc. as an Exhibit 10.1

5.
Your website www, flameret.com indicates that you have been conducting research on your products since 2002 and have been working with US governmental agencies. Your Form S-1 does not provide similar disclosure. Please revise or advise.

We have noted this comment and have revised the disclosure to indicate that Flameret, Inc.  is only marketing and selling one product at this time named Flamex and that it is a result of contract with United American, Inc.  The website has been removed.

6.	Please provide the disclosure contemplated by Item 102 and Item 201 of Regulation S-K.

We have noted this comment and have revised the disclosure throughout.

Registration  on Statement Cover Page

7.
Footnote two to your fee table refers to the conversion of outstanding secured convertible debentures. We note, however, the statement on page 19 that there "are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock." Please advise or revise.

We have noted this comment and have revised the disclosure on the Cover page.

(2)  The shares of common stock being registered hereunder are being registered for resale by a certain selling stockholder named in the prospectus.

Prospectus Cover Page

8.
We note disclosure in your summary regarding the offering termination date. Please revise your cover to state, if true, that the offering will terminate no later than 25 days from the date of effectiveness.

We have noted this comment and have revised the disclosure on the Prospectus Cover page.

The selling security holder has set an offering period of 25 days from the date of effectiveness.

9.	Please revise to indicate that you are a development stage enterprise with no revenues and a limited operating history.

We have noted this comment and have revised the disclosure on the Prospectus Cover page.

Flameret, Inc. is a development stage company. Flameret, Inc. has a limited history of operations.  We presently do not have the funding to execute our business plan.  As of the date of this prospectus, we have generated no revenues from our business operations.

Prospectus Summary, page 5

10.
We note that the company makes numerous promotional statements throughout its document, such as "[a triple certification process to be set up by the company] is a first in the fire barrier industry and will reduce to a large extent faulty manufacturing" on page 30 and "[o)ur products will help revolutionize the mattress and furniture industry's materials usage [with] ... products [that] will be easier to handle, cost effective ...77 on pages five, six, 20, 26, and elsewhere. Statements contained in your document should have a reasonable basis in fact, Please revise to remove these, and similar statements, or revise to provide a basis in your disclosure for such statements.

We have noted this comment and have revised the disclosure throughout.

Flameret, Inc. was founded in the State of Nevada on August 13, 2009. The Company’s intends to provide  liquid fire barriers to component parts of a mattress. Flameret, Inc.’s product Flamex is a liquid that is applied to textiles. These treated textiles are used at the production stage of such products as mattresses to resist ignition from smoldering cigarettes and resist ignition from an open-flame heat source.  The Company plans to market Flamex through a combination of direct sales, referrals and networking within the industry.

Flameret, Inc. Technology

UNITED AMERICAN AND FLAMEX

On May 18, 1988, United American Inc. (UAI) acquired patent #4,961,865 ( fire extinguishing solutions for extinguishing phosphorus and metal fire) and  patent #4,950,410 from the inventor Edmund Pennartz.  After acquiring the patents and the technology from Mr. Pennartz, UAI developed three fire retardant products, 1.  Flamex, a textile FR treatment.  2.  Ultra Flamex, a fire extinguishing product and 3. Impex.

Flamex is applied as a liquid compound to textiles, this produces a carbon membrane which is activated when heat is applied to produce the fire retardant properties, and this protection is called a carbon barrier shield. [Fire barrier].

United American, Inc. has never sold their products to any manufactures, the company’s sole business is the development of fire barrier products.  On August 14, 2009 Flameret, Inc. acquired the rights to market and sell United American, Inc.’s three products 1.  Flamex, a textile FR treatment.  2.  Ultra Flamex, a fire extinguishing product and 3. Impex. for 15 years worldwide. Flameret has the rights to use all studies, reports and research conducted by UAI in regard to these three products.  Flameret, Inc. will compensate United American, Inc. by paying a 1.5% gross royalty  to UAI on all products sold.

FLAMERET, INC. is presently attempting to market for sale one product named (Flamex), a textile FR treatment.  Flamex is a liquid that is applied to textiles, these treated textiles are used at the production stage of such products as mattresses to resist ignition from smoldering cigarettes and resist ignition from an open-flame heat source.  The company aims to focus on long-term client retention within the U.S. and Canadian mattress industries.

Flameret, Inc. is a development stage company. Flameret, Inc. has a limited history of operations.  We presently do not have the funding to execute our business plan.

11.
On page seven you indicate that Mr. Glover "has over five years experience in the fire retardant industry." Please revise here, and in his management biography, to disclose his experience, including his principal occupations and employment, the names of principal businesses where he was employed, and the approximate dates of such occupations and employment. See Item 401 of Regulation S-K.

We have noted this comment and have revised the disclosure. We have removed the statement that Mr. Glover “has five years experience in the fire retardant industry” and revised his management biography to comply with 401 of Regulation S-K.

12.	We note the price per share is less than $0.01. Please revise to address any minimum number of shares to be offered per investor.

We have noted this comment and have revised the disclosure on page 7.

Minimum number of shares to be sold in this offering	None

The Offering. page 7

13.
We note your statement on page seven that your offering will terminate no later than 25 days of the registration statement "being approved" Please revise to remove this reference to the Commission approving your prospectus as it appears inconsistent with Item 501 of Regulation S.K. You may, however, use the phrase "declared effective" or similar language.

We have noted this comment and have revised the disclosure on page 7.

The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) within 25 days of the registration being declared effective (iii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

Risk Factors. page 9

14.
Your page 11 risk factor "[w]e have received an opinion of going concern from our auditors" is substantially similar to your page 10 risk factor "[i]f we do not obtain additional financing, our business will fail." Please revise these risk factors to clearly present the two distinct risks that each is trying to address.

We have noted this comment and have revised the disclosure on page 9.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to complete our business plan because we currently do not have any income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us. If we do not obtain additional financing our business will fail.

15.	Please revise to improve the clarity of your page 12 risk factor heading "[t]he fire retardant industry is .

We have noted this comment and have revised the disclosure on page 10.

THE FIRE RETARDANT INDUSTRY IS COST COMPETITIVE AND IS CHARACTERIZED BY LOW FIXED COSTS. A REDUCTION IN COST FOR THE INDUSTRY COULD AFFECT THE DEMAND FOR OUR FIRE RETARDANT PRODUCTS.

16.
Please revise your page 12 risk factor "[t]he company's reliance on mattress manufacturers ..." Currently your risk factor contains a substantial number of statements that imply a level of development such as '`existing client base" that appear inconsistent with your existing disclosure, including your statement that you do not have any client contracts.

We have noted this comment and have revised the disclosure throughout.

17.	Please relocate the Item 510 of Regulation S-K. Indemnification statement to a more appropriate location in your document such as page 39.

We have noted this comment and have revised the disclosure.

Use of Proceeds, page 17

18.
On page 17 you include an estimate offering expense figure of $17,275. On page 19 you indicate that the cost of registering the stock will be $38,000. Please revise to reconcile the apparent inconsistency.

We have noted this comment and have revised the disclosure on page 16.

We are bearing all costs relating to the registration of the common stock, which are estimated at $17,275. The selling security holder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

Plan of Distribution. page 18

19.	Your disclosure on page 18 under Plan of Distribution appears to be repeated later in your document starting at page 41. Please revise to consolidate this disclosure,

We have noted this comment and have revised the disclosure on page 15 and removed the disclosure on page 41 as redundant.

20.
We note the statements in the second paragraph on page 19 regarding sales through a broker dealer acting as agent or principal. We also note the statement regarding the filing of an amended registration statement if sales are conducted by a broker dealer as principal. Please revise or advice regarding the filing of a revised registration statement in the event a broker dealer acts as agent.

We have noted this comment we have not entered any agreement “to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter” The statement states if, we would enter an agreement after the date of the prospectus the company would be required to do the following “file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.”

Management's Discussion and Analysis of Financial Condition and Results of Operations page 20

Liquidity and Capital Resources. page 25

21.
We note your statement "our existing sources of liquidity, along with cash expected to be generated from services will be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months." However, you also state on page 25 that you do not expect to generate revenue that is sufficient to cover your expense for at least the next twelve months. Please clarify or revise and also disclose your "existing sources of liquidity."

We have noted this comment and have revised the disclosure on page 19.

We believe that our existing sources of liquidity are $NIL, along with cash expected to be generated from services will not sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. In the event the Company is unable to achieve profitable operations in the near term, it may require additional equity and/or debt financing, or reduce expenses, including officer’s compensation, to reduce such losses. However, we cannot assure that such financing will be available to us on favorable terms, or at all. We will continue to monitor our expenditures and cash flow position and we are presently debt free, and do not believe that we shall be forced to enter into any long or short term debt arrangements.

Plan of Operation. Page 26

22.
Please revise your plan of operation disclosure to address the next year, including, but not be limited to, an approximate timeline associated with the commercialization of your products, a discussion of the key business milestones and steps required to achieve commercialization, and budget associated with the preceding items. If you will require additional capital to achieve these objectives, state so specifically.

We have noted this comment and have revised the disclosure on page 20.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations and will need to obtain additional financing to operate our business for the next twelve months. The company will market and sell its one product Flamex over the next twelve months to mattress manufactures in Canada.  The company will need additional capital of $75,000 for marketing and sells associated with Flamex over the next year.  The blending, manufacturing and packaging of the Flamex product will be out sourced to Seatek.  Additional financing, whether through public or private equity or debt financing, arrangements with the security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital.

Description of Business page 26

23.
We note your page 13 risk factor that your future success relies upon a combination of patents, proprietary technology and know-how, and other contractual covenants. Please revise to address any existing patents, technology and know-how available to the company,

We have noted this comment and have revised the entire Description of Business.

24.	In this regard, please revise to address Item 101(c)(xi), or advise.

We have noted this comment and have revised the entire Description of Business.

25.
We note references to patents on page seven, the second paragraph on page 27, and elsewhere. Please revise to disclose whether these are your patents and, if so, disclose the numbers associated with them.

We have noted this comment and have revised the entire Description of Business.

26.
We note from your disclosure on page 27 that you have signed a contract with United American Inc, to use the patented products for 15 years, Please disclose how you compensate United American Inc. for this contract and disclose the financial arrangements, if any,

We have noted this comment and have revised the entire Description of Business.

27.
On page 28 you reference "marketing through a distributor [you] have acquired," Please revise to identify any subsidiaries or other businesses that Flameret owns or operates. It is unclear why you do not discuss your distribution business. Please revise or advise,

We have noted this comment and have revised the disclosure.  The company has not acquired a distributor and does not intend to acquire a distributor. The information was not correct and has been removed.

28.
In this regard, please revise your disclosure on page 29 and where appropriate to indicate whether you have tested your product or otherwise demonstrated your concept. In this respect it is unclear whether the data presented on page 30 relates to your product. If so, please revise to address any manufacturer testing of your products. If testing has not been done, please advise us of the basis for including the statements made about your fire retardant starting on page 29 and continuing through page 30.

We have noted this comment and have revised the entire Description of Business.

29.	Please revise to address how your product will be manufactured.

We have noted this comment and have revised the entire Description of Business.

30.	Please remove the url to www.govmark.com.

We have noted this comment and have revised the disclosure by removing the url

31.	Please explain how the table presented on page 32 demonstrates the potential market for your products.

We have noted this comment and removed the table.

Management, page 34

32.
Your disclosure indicates that Mr. Glover has "developed relationships [for the company] by initiating contact with and negotiating legal agreements with key suppliers and technical partners." In an appropriate location, please revise to summarize the material terms of the agreements and relationships, Also, please file any related agreements, which would appear material to Flameret's business.

We have noted this comment and have revised the disclosure on pages 27 and revised description of the Business.

Mr. Christopher Glover, aged 63, is the Chief Executive Officer, President, Secretary, Chief Financial Officer and Director (Principal Executive Officer) and (Principal Financial Officer) of the Company.  He was appointed in August 2009 and is reasonable for overseeing all aspects of the company.

From August 2009 to Present Mr. Glover has acted as Chief Executive Officer, President, Secretary, and Director (Principal Executive Officer) of the Company.

Mr. Glover specializes in the development of emerging companies and their technologies and operations and required financing, which include the following:

 From 1995, to August 2009, Mr.  Glover has acted as Chief Executive Officer for Auto Data Network (AND).   Auto Data Network is a software and services supplier to the Automotive Sector.  The company provides integrated solutions for automotive retailers.

From 2004 through June of 2009 Mr. Glover work as an outside consultant with United American, Inc.  Mr. Glover provided United Ameican, Inc. with suppliers who could blend and manufacture UAI’s fire barrier products.  Mr. Glover has not and does not own any interest in United American, Inc.

Additionally from 1991 to 1995 Mr. Glover was the Sales Director of COS Limited.  COS is a marketing and production services company supplying mainly to the Publishing, Training and Motor Industries with such facilities as Design, Media Duplication (Video, Audio, Disk), Print, Packaging, Marketing and Distribution.

From 1989 to 1991 Mr. Glover was the Managing Director of County Contract Hire Limited a specialized contract hiring company.

33.	Please disclose the names of the two firms that employed Mr. Driscoll as CEO. Also, name the multi-national industrial clothing manufacturer that Mr. Chang works for.

We have noted this comment in regard to Mr. Driscoll, we have removed Mr. Chang as he is no longer with the company and have revised the disclosure on pages 27.

Michael O’Driscoll, BA Vice President

Mr. Michael O’Driscoll, aged 57, is the Financial Vice President of the company.  He was appointed in August 2009 and is reasonable for the financial matters of the company.  Mr. O’Driscoll works directly with the Chief Financial Offer Mr. Glover.

August 2009 to Present:  Financial Vice Present of Flameret, Inc. Mr. O’Driscoll is reasonable for all financial matters in regard to the company.

1997 to August 2009, Mr. O’Driscoll was the Chief Financial Officer for Switch Pharma Pic a drug research company. Switch Pharma Pic specializing in alternative uses for established drugs.

From 1996 to 1997, Mr. O’Driscoll was non executive chairman of QV Foods Limited and AHWORTH Ltd.  The company is a food packer and processor in Lincolnshire, England. Mr. O’Driscoll was reasonable for setting up corporate   procedures,   and   coordinated   and   assisted   in development of strategic planning process to develop market opportunity. Additionally from 1994 through 1996 Mr. O’Driscoll worked for Key Finance Limited a computer finance company located in London, England.  Mr. O’Driscoll work in expanding contracts with UK finance houses. From 1978 to 1994, Mr. O’Driscoll worked for Merrydown PLC  as Finance Director.  The company produced Cider and health foods.  From 1975 to 1978 he was employed by Deloitte Haskins & Sells as Joined Deloitte Haskins and Sells as articled clerk and left as audit senior. Participated in and supervised audits of Inchcape, BICC, Associated Newspapers, Sothby's Bovis, M&G, Cable & Wireless, Slater Walker.

Mr. Cheng, Mr. Morrison and Mr. Hallam or no longer with the Company and have been removed from the prospectus.

34.	Please revise your discussion to briefly address the role each individual plays in your organization.

We have noted this comment and have revised the disclosure on pages 27 -28.

35.
Please revise Mr. Neil Glover's biography to describe his actual work experience and avoid promotional statements about his "extensive experience." Also, clarify whether he is related to Christopher Glover.

We have noted this comment and have revised the disclosure on pages 28.

Neil Glover,  age 30, Vice President of Sales

Mr. Neil Gover is the Vice President of Sales and reports directly to the President and Chief Executive Officer of the company.  Mr. Neil Glover is the son of the President of the company Christopher Glover.

Mr. Neil Glover has a Post Graduate Diploma in Marketing - Chartered Institute of Marketing Member of the Chartered Institute of Marketing and a Chartered Marketer. BA (Hons) Degree, Business Management with Marketing Management. University of Gloucestershire, Cheltenham, Sept. 1998 - June 2002. 4-year sandwich course with one years work placement (Mostra Ltd. & Allcars.com Ltd.)

From 2007 to August 2009 Mr. Neil Glover worked for Rix & Kay Solicitors LLP a regional law firm based in Sussex, England. They offer a complete range of both private client and commercial services and have a series of dedicated teams that are specialists within the fields they operate.  Mr. Neil Glover was responsible for planning and implementing new acquisition activity through co-coordinating, developing, and delivering a range of promotions, events, literature and products to clients. He also worked on promotional campaigns utilizing full marketing mix.  From 2005 through 2007 Mr. Neil Glover worked for JNSquared Ltd. Marketing as the Director of Marketing ..  JNSquared Ltd is an independent marketing and website design consultancy. The company works with a number of businesses from start-ups to well established firms.  Mr. Neil Glover was reasonable for developing clients marketing strategy and ensuring that their business requirements were met. From  2003 through 2005 Mr. Neil Glover worked for Auto Data Network as a marketing manager.    He was responsible for the project management of allCars.com.

36.	Please revise to provide the disclosure contemplated by Item 401(e) of Regulation S-K for each director or executive officer.

We have noted this comment and have revised the disclosure on pages 27-28.

37.	Please revise to disclose the names of your promoters.

We have noted this comment.

The company does have a promoter.

Remuneration of Directors and Officers page 37

38.	Please revise to include a total column for both of your compensation tables on page 37.

We have noted this comment and have revised the disclosure on pages 29.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)

Common Stock	Christopher Glover	18,000,000	100%
Common Stock	All executive officers and directors as a group	18,000,000	100%
Total		18,000,000	100%

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE CASH REMUNERATION

Christopher Glover	Chief Executive Officer, President, Chief Financial Officer, Secretary	$ NIL
Michael O'Driscoll	Vice President, Finance	$ NIL
Niel Glover	Vice President, Sales	$NIL
Total	All Officers and Directors	$NIL

Plan of Distribution, page 41

39.
We note your statement that, "lt]o [ylour best knowledge, none of the selling security holders are broker-dealers or affiliates of broker dealers." It is unclear why you include a knowledge qualifier. Please revise or advise,

We have noted this comment and have revised the disclosure on pages 15 and removed this statement.

40.	Please revise to address whether or not Mr. Glover will sell his shares in only certain states.

We have noted this comment and have revised the disclosure on pages 15.

Available Information page 43

41.
We note your disclosure that “[s]tatments made in this prospectus regarding the contents of any contract or documents filed as an exhibit to the registration statement are not necessarily complete ..." Please revise to remove this statement or clarify that you have summarized all material terms associated with such contracts or exhibits in your prospectus disclosure.

We have noted this comment and have revised the disclosure on pages 32.

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the Registration Statement and the exhibits and schedules thereto.

Financial Statements

Notes to ]Financial Statements. page F•6

Note I Nature of Business and Significant Accounting Policies, page F-6

Basic and diluted loss per share nape F-8

42.
You state that "for the periods presented, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share." Please tell us and disclose the potential dilutive securities per paragraph 11 of SEAS 128.

We have noted this comment and have revised the disclosure on page F-8.

Note 1 – Nature of Business and Significant Accounting Policies (continued)

Basic and diluted loss per share
The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the periods presented, there were no outstanding potential common stock equivalents and therefore basic and diluted EPS are the same.

Part II

Item17

43.	Please revise your undertakings to provide all appropriate, required, undertakings associated with your offering in the exchange form specified by Item 512 of Regulation S-K.

We have noted this comment and have revised the disclosure.

ITEM 17.    UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in Tunbridge Wells, Kent, England, on this 16, day of November, 2009.

FLAMERET, INC.

By: /s/ Christopher Glover
Christopher Glover
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Glover	President, Chief Executive Officer and Director (Principal Executive Officer)	November 16, 2009
Christopher Glover	Chief Financial Officer (Principal Financial and Accounting Officer)

Signatures

44.	Please provide a date associated with Mr. Glover's signature in his personal capacities.

We have noted this comment and have revised the disclosure.

Exhibits

45.	Please file your articles of incorporation in their entirety. We note indemnification provisions described in the registration statement but not appearing in the articles as filed.

We have noted this comment and have revised the disclosure and added exhibit 3.1A.

Exhibit 5.1

46.
Please revise your legality opinion to refer to Flarneret, Inc. and not Sport Endurance, Inc, in the first paragraph. Also, please correct the reference to 8,200,000 shares to indicate the number of shares being registered.

We have noted this comment and have revised exhibit 5.1

You have requested that we furnish you our legal opinion with respect to the legality of the following described securities of Flameret, Inc. (the "Company") covered by a Form S-1 Registration Statement (the "Registration Statement"), filed with the Securities and Exchange Commission which relates to the resale of 8,000,000 shares of common stock, $0.001 par value (the "Shares") of the Company.

In connection with this opinion, we have examined the corporate records of the Company, including the Company's Articles of Incorporation, and Bylaws, the Registration Statement, and such other documents and records as we deemed relevant in order to render this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such documents.

Based upon the foregoing and in reliance thereof, it is our opinion that the outstanding Shares described in the Registration Statement, are legally issued, fully paid and non-assessable. This opinion is expressly limited in scope to the Shares enumerated herein which are to be expressly covered by the referenced Registration Statement.

We express no opinion as to the laws of any state or jurisdiction other than the laws governing corporations of the State of Nevada (including applicable provisions of the Nevada Constitution and reported judicial decisions interpreting such Law and such Constitution) and the federal laws of the United States of America.

This opinion is being delivered and is intended for use solely in regard to the transactions contemplated by the Registration Statement and may not be used, circulated, quoted in whole or in part or otherwise referred to for any purpose without our prior written consent and may not be relied upon by any person or entity other than the Company, its successors and assigns. This opinion is based upon our knowledge of law and facts as of its date. We assume no duty to communicate to you with respect to any matter which comes to our attention hereafter.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and further consent to statements made therein regarding our firm and use of our name under the heading "Legal Matters" in the Prospectus constituting a part of such Registration Statement.

47.	Please revise to indicate the state law governing your legality opinion.

We have noted this comment and have revised exhibit 5.1

We trust that everything is in order.  If you have any questions or concerns, please feel free to contact us anytime through are attorney:

Law Office of Leo J. Moriarty, 12534 Valley View Street #231 Garden Grove, California 92845
Telephone 714-305-5783 Facsimile 714-316-1306 E- Mail LJMLegal@aol.com
Very truly yours,

/s/ Christopher Glover

CHRISTOPHER GLOVER